UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ITERIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-2588496
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Carnegie Avenue, Suite 100, Santa Ana, California	92705
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:                            (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

(Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

On August 20, 2009, the Board of Directors of Iteris, Inc. (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, $0.10 par value, of the Company (the “Common Stock”).  The distribution is payable to the stockholders of record as of September 3, 2009 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $7.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement dated August 20, 2009 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Until the close of business on the tenth day following the earlier of (i) a public announcement that, or (ii) a determination by a majority of the Company’s Board of Directors that, a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of the Common Stock (such tenth day, the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate and a copy of a Summary of Rights.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of the Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire at 5:00 p.m. (Eastern time) on August 20, 2019 (the “Expiration Date”), unless the Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case as described below.

If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price.

If the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of shares of the senior voting stock of the acquiring company that, at the time of such transaction, would have a market value of two times the Purchase Price.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued shares of Common Stock to permit such exchange, then one one-thousandth of a share of Preferred Stock) per Right (subject to adjustment).

At any time prior to 5:00 p.m. Eastern time on the earlier of (i) the Distribution Date and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).

Immediately upon the action of the Board of Directors of the Company to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Each share of Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend rate equal to the greater of One Dollar ($1.00) per share or One Thousand (1,000) times the dividend declared on one share of the Common Stock.  In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of One Thousand Dollars ($1,000.00) per share, but will be entitled to receive an aggregate liquidation payment equal to One Thousand (1,000) times the payment made on one share of Common Stock.  Each share of Preferred Stock will have One Thousand (1,000) votes voting together with the Common Stock.  The Rights are also protected by customary anti-dilution provisions as more fully described in the Rights Agreement.  Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right (subject to adjustment) should approximate the value of one share of Common Stock.

The Rights have certain anti-takeover effects.  The Rights could cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors and could discourage such person or group from pursuing the Company.

Any provisions of the Rights Agreement may be amended by the Board of Directors, except that from and after the Distribution Date no such amendment may adversely affect the interests of holders of Rights (excluding the interests of an Acquiring Person or certain related parties).  The foregoing notwithstanding, no amendment may be made to the Rights Agreement at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

The foregoing descriptions of the Rights and the Series A Junior Participating Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and the Certificate of Designation (included as Exhibit A to the Rights Agreement), which are attached hereto as exhibits and are incorporated herein by reference.

Item 2.  Exhibits.

The following exhibits are filed as a part of this registration statement:

Exhibit No.	Description of Exhibit

4.1

Rights Agreement dated August 20, 2009 between the Company and Computershare Trust Company, N.A., which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock, the form of Right Certificate, and Summary of Rights to Purchase Preferred Stock as exhibits thereto

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 21, 2009	ITERIS, INC.

	By:	/S/ JAMES S. MIELE
James S. Miele
Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1

Rights Agreement dated August 20, 2009 between the Company and Computershare Trust Company, N.A., which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock, the form of Right Certificate, and Summary of Rights to Purchase Preferred Stock as exhibits thereto